Mail Stop 4561


      December 22, 2005



Michael Jacobson
Chief Executive Officer
Premiere Publishing Group, Inc.
386 Park Avenue South, 16th Floor
New York, New York 10016

Re:	Premiere Publishing Group, Inc.
      Form SB-2
      Filed on November 29, 2005
      File No. 333-129997

Dear Mr. Jacobson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
2. Please revise to include the disclosure relating to market for common equity and related stockholder matters required by Item 201 of
Regulation S-B.
3. Please identify any selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.
4. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement on the Cover Page that selling shareholders "may be deemed underwriters" and similar disclosure in the "Plan of Distribution" that broker-dealers "may be deemed to be underwriters" is not sufficient if any of the selling shareholders are broker-dealers.
5. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.




Prospectus Cover Page
6. We note that your securities will be sold on a continuous basis.
As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a delayed or continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D, paragraph 36.
7. We are uncertain of the reference to the "other disposition" of up to 16,421,464 shares of your common stock. Please advise us as to what you are referring, or delete the reference from your prospectus cover page.
8. Please note that shares are not listed on the OTC BB, they are quoted. Please revise here and throughout your prospectus as necessary for clarification.
9. Please revise paragraph 4 to clarify that the application of a market maker is necessary to have your common stock quoted on the OTC
Bulletin Board, as opposed to the company making such application on its own behalf.

Prospectus Summary - page 4
10. Please advise us whether or not you have a web address. If you do, please include the address in your summary section. Please see
Item 101(c)(3) of Regulation S-B.

Our Company - page 4
11. We note your use of the term "Company" when referring to Premiere
Publishing. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it here and throughout your document.
12. Please revise paragraph one to clarify when the company was organized. Please provide similar clarification in paragraph one of
"Company History" on page 9.
13. Please clarify, if true, that you intend to publish Poker Life twice a month.

Risk Factors - page 5
14. We note the statement that the risks you have disclosed in your registration statement are "only a few of the risks" associated with investing in your common stock. Please revise your disclosure such that you include all risks that you believe are material at this time. When you revise, please delete language indicating that there are other risks or unknown risks associated with investing in your common stock.
15. Please revise to include risk factor disclosure relating to the revenue recognition policy of Sobe Life, LLC, discussed on page 9.
16. Please revise your risk factor headings as appropriate so that each heading succinctly expresses the risk described in the attendant risk factor disclosure. Examples needing revision include:

* Competition in the consumer magazine publishing business - page
5
* Consolidation of principal vendors - page 6
* Poker Life will face intense competition from other poker magazines
- page 6
17. Please revise your risk factors as appropriate to identify the risk investors face, rather than referring generically to an "adverse effect." Risk factors needing revision include:

* If we are unable to hire and retain key personnel, then we may not
be able to implement our business plan - page 5
* Increases in paper costs may have an adverse impact on our future
financial results - page 5
* Consolidation of principal vendors - page 6
* Our magazine business is subject to competition from the rapidly increasing market for internet and new media products and services
-
page 6

If Sobe Life, LLC continues to incur net losses, and we are unable to raise additional capital, Sobe Life, LLC`s business may fail - page 5
18. Please disclose that the audit report raises substantial doubt about your ability to continue as a going concern.
19. In that investors are making a decision with respect to the common shares of Premiere Publishing Group, please revise to include disclosure relating to the $4,635,402 accumulated deficit of Premiere
Publishing Group, Inc., and its subsidiaries, in addition to the reference to Sobe Life`s accumulated deficit of $1,239,914.

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment back - page 5
20. Please revise to clarify, if true, that holders of senior notes will have priority in the event of liquidation, such that equity investors are unlikely to receive invested funds in the event of the company`s liquidation.

We could be subject to criminal or civil penalties if we include in
Poker Life magazine advertisements for online-gaming companies -
page
6
21. Please revise to clarify whether you have a policy not to run the referenced ads for online-gaming sites in Poker Life magazine. As currently drafted, it is difficult to determine whether the referenced risk is one applicable to an investment in Premiere Publishing.

Forward-Looking Statements - page 7
22. Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934. Please remove similar language found beneath "Our Business" on page
9.
23. The references to "oil and gas reserves" and "extract reserves" do not appear relevant to this registration statement. Please revise to remove them. When you revise, please note that a discussion of forward-looking statements should not be a recitation of the items listed under risk factors.

Where you can get more Information - page 7
24. Please revise this section to reflect that you are not currently subject to the reporting requirements of the Exchange Act.
25. Please revise to note that the Public Reference Section has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Our Plan of Operations - page 8
26. Please revise paragraph one to allocate the referenced
$200,000
revenues between advertising revenues and circulation revenues.
27. Please revise to indicate the basis for management`s belief that cash on hand of approximately $1,000,000, as referenced in paragraph
3, will be sufficient for your operations for the next twelve months.
28. Please update the status of the $560 thousand of 8% promissory notes. We note that they matured in November 2005.
29. Please revise to indicate why you believe that revenues will increase over each forthcoming issue of Trump World, while you expect expenses to remain roughly the same.
30. Please revise to briefly describe the material terms of the bridge loan referenced on page 9.

Description of Our Business - page 10

Trump World Magazine - page 10
31. Please revise to clarify that Premiere Publishing is responsible for the complimentary distribution of 50,000 copies of Trump
World.

Advertising in Trump World Magazine - page 10
32. Please confirm that the list of advertisers you have included is representative of your advertising base. Listing only the largest or most well-known advertisers may not provide an accurate profile of advertisers in Trump World.

Poker Life Magazine - page 11
33. Please clarify whether you did, in fact, launch Poker Life
Magazine in October 2005. Please edit as appropriate for consistency throughout your registration statement.
34. Please revise to provide support for currently unsupported factual assertions. Examples needing support include:

* We expect this magazine to enter the market as the only upscale publication devoted to the exciting lifestyle surrounding poker. - page 11
* World champions of poker will also contribute tips that make readers infinitely better at the game. - page 11
* However, most of these magazines are missing the crucial luxury lifestyle element that will distinguish Poker Life from the competition. - page 12

In the alternative, please revise to delete these statements.
35. Please revise to identify the memorandum referenced in paragraph four of this section of your registration statement.

Selling Shareholders - page 15
36. For all non-natural persons who are selling shareholders, please revise to indicate the name of the natural person or persons holding voting control and dispositive power over the shares. We note, by way of example, Bella Capital Holdings LLC, and Lion Advisors LLC. Please make similar changes to you beneficial ownership chart.
37. Please revise the second sentence of the last paragraph on page
16 as it is not a complete sentence.

Dilution - page 19
38. Insofar as you may issue shares upon the exercise of warrants and promissory notes, we are uncertain why there will be not dilution to your existing shareholders. Please advise or revise.

Plan of Distribution - page 19
39. Please revise the first paragraph of this section to clarify that the shares will be offered at a fixed price until they are quoted on the OTC-BB.

Description of Securities - page 21

Our 8% Convertible Promissory Notes-The Bridge Loan - page 22
40. Please revise, as appropriate, to clarify whether the notes matured in November 2005.

Financial Statements and Notes

Consolidated Statement of Stockholder`s Equity, page F-4

41. We note that you have numerous arrangements by which shares of stock of the company were issued in exchange for compensation of the goods and services. Please explain to us and disclose the nature of such arrangements and how you determined the value of these transactions.

Consolidated Statement of Loss, page F-5
42. We note that basic and diluted loss per share differ.  Given your
net loss position, clarify why you have included the impact of potential common shares in calculating diluted earnings per share as it appears the impact is antidilutive.  Reference is made to
paragraphs 13-16 of SFAS 128.   Advise us or revise accordingly.

Note 2 - Acquisitions, page F-9
43. Please tell us how you accounted for the acquisition of Sobe Life, LLC by Premiere Publishing Group and the basis in GAAP for your accounting treatment.  Specifically address how you determined this
transaction was a business combination within the scope of SFAS
141
given Premiere Publishing Group was a newly formed entity with nominal operations. For example, how did you determine this was not a recapitalization or a reorganization, assuming certain criteria are met? To the extent that you were within the scope of SFAS 141, please tell us how you determined that Premiere Publishing not Sobe
Life, LLC is the accounting acquirer. Reference is made to paragraph
19 of SFAS 141.

Note 3 - Debentures Payable

44. We note that the company issued a $560K principal amount of 8% convertible promissory notes. Advise us of how you considered EITF
98-5 and EITF 00-27 in accounting for the potential beneficial conversion feature relating to this debt.
45. We note that you offered 100 units consisting of an 8% senior convertible promissory note in the face amount of $25K and 6,666 shares of common stock. Please clarify how the 6,666 shares underlying the units are recorded in your financial statements.

Note 4 - Commitments, page F-10
46. Reference is made to your disclosures regarding the $200,000 cash payment and issuance of 2,000,000 shares of common stock related to the Trump agreement. Please clarify why taking an immediate charge for this transaction is appropriate and the basis in GAAP for your treatment. If the consideration was given for an intangible or prepaid asset, tell us why the amounts are not amortized over the term of the arrangement.
47. Clarify where the profits interest is accrued for in the financial statements and the timing in which this accrual is recorded.

Part II-Information Not Required in Prospectus

Item 26-Recent Sales of Unregistered Securities
48. For each recent sale, please revise to indicate the consideration received, whether cash or otherwise. Refer to Item 701(c) of Regulation S-B.
49. In each instance, please revise to note the facts you relied upon in deeming the exemptions from registration available. Refer to Item
701(d) of Regulation S-B.
50. Please revise to identify the "certain employees" to whom the company issued 1,910,000 shares of common stock in March 2005.
51. Please revise to identify the person or class of person to whom the company issued 99 investment units in October, 2005. Note that "unaffiliated persons" is not sufficient for purposed of Item 701(b)
of Regulation S-B.
52. Please revise to name the four firms to whom the company issued
3,000,000 shares and 3,000,000 warrants in November 2005.

Item 28-Undertakings
53. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely Luckey, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Hank Gracin, Esq. (via facsimile)


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Premiere Publishing Group, Inc.
December 22, 2005
Page 10